Exhibit 6.3

Exhibit A to Board Resolutions of Masterworks Cayman SPC

FORM OF DESIGNATION OF [ENTITY NUMBER] SP ORDINARY SHARES

Masterworks Cayman, SPC (the “Company”) shall issue [No. of Shares] ordinary shares of [Entity Number] Segregated Portfolio (“Ordinary Shares”) to Masterworks [Entity Number], LLC (“Masterworks [Entity Number]”) at a purchase price of $20.00 per share or an aggregate subscription price of [Aggregate Subscription Price]. The aggregate subscription price will be credited to [Entity Number] Segregated Portfolio and the Ordinary Shares will be issued in a single class to be called “[Entity Number] SP Ordinary Shares”. [Entity Number] SP Ordinary Shares shall be entitled to receive 100% of any amounts determined by the Board of Directors to be distributed to shareholders of [Entity Number] Segregated Portfolio, after payment of any obligations to creditors and or any distributions payable to holders of any outstanding SP Preferred Shares of [Entity Number] Segregated Portfolio outstanding, if any, at the time such distribution is paid. [Entity Number] SP Ordinary Shares shall have one vote per Ordinary Share on all matters submitted for a vote or consent to shareholders of [Entity Number] Segregated Portfolio, and in the aggregate shall represent 100% of the shareholder voting rights in [Entity Number] Segregated Portfolio, except for any voting rights afforded to the holders of SP Preferred Shares by operation of law. In the event that any Class A shares of Masterworks [Entity Number] are issued upon conversion of Class B shares of Masterworks [Entity Number] and or the exchange of [Entity Number] SP Preferred Shares, the Company shall issue additional [Entity Number] SP Ordinary Shares to Masterworks [Entity Number] as a pro rata distribution such that at all relevant times the number of outstanding [Entity Number] SP Ordinary Shares held by Masterworks [Entity Number] shall equal the number of outstanding Class A shares for Masterworks [Entity Number].

Except as provided herein, the terms of the [Entity Number] SP Ordinary Shares are governed by the Memorandum and Articles of Association of the Company.

Exhibit B to Board Resolutions of Masterworks Cayman SPC

FORM OF DESIGNATION OF [ENTITY NUMBER] SP PREFERRED SHARES

1. Designation, Amount. The Company shall issue non-participating preferred shares of [Entity Number] Segregated Portfolio (“SP Preferred Shares”) to Masterworks Administrative Services, LLC or its successor (“MAS”), in consideration for management and administration services rendered to Masterworks [Entity Number] pursuant to an amended and restated management services agreement by and among the Company on behalf of [Entity Number] Segregated Portfolio, MAS, and Masterworks [Entity Number], dated December 31, 2023 (as amended, the “Management Services Agreement”), at a rate of 1.5% of the total Shares (i.e. SP Ordinary Shares plus SP Preferred Shares) of [Entity Number] Segregated Portfolio outstanding, after giving effect to such issuance, per annum, commencing on the later of (i) January 1, 2024 or (ii) the earliest closing date on which the offering of Masterworks [Entity Number] is fully subscribed and at least 95% of the subscription proceeds for such offering have been received by Masterworks [Entity Number] and ending on the date the artwork owned by Masterworks[Entity Number] is sold. The SP Preferred Shares will be issued in a single class to be called “[Entity Number] SP Preferred Shares”.

2. Distribution Rights. The [Entity Number] SP Preferred Shares have a distribution preference of US$20.00 per share over [Entity Number] SP Ordinary Shares. The holder of [Entity Number] SP Preferred Shares is entitled to receive cash upon any distribution by [Entity Number] Segregated Portfolio to holders of share capital in an amount up to US$20 per [Entity Number] SP Preferred Share before any payment is made in respect of the SP Ordinary Shares. SP Preferred Shares shall be non-participating shares and shall have no economic rights with respect to [Entity Number] Segregated Portfolio other than the US$20 per SP Preferred Share distribution preference set forth above. The holder of SPC Preferred Shares shall have the right to forfeit all or any portion of such SPC Preferred Shares at any time prior to receipt of a liquidating distribution with respect to such SPC Preferred Shares. Upon any such forfeiture, such SPC Preferred Shares shall be disposed of and shall no longer constitute outstanding share capital of the Company.

3. Issuance. The [Entity Number] SP Preferred Shares shall be subject to the compensation and expense provisions set forth in the Management Services Agreement.

4. Voting Rights. Except as may be required by applicable law, the holder of [Entity Number] SP Preferred Shares shall have no voting rights.

5. Exchange. The [Entity Number] SP Preferred Shares shall have no exchange or conversion rights, except as provided herein:

(a) Voluntary. [Entity Number] SP Preferred Shares may be exchanged at any time, in whole or in part, for Class A ordinary shares of Masterworks [Entity Number] at an exchange rate of 1 to 1 in accordance with Masterworks [Entity Number]’s Second Amended & Restated Operating Agreement dated as of December 31, 2023 (as amended, the “A&R Operating Agreement”).

(b) Automatic. If the sale of the artwork held by [Entity Number] Segregated Portfolio were to result in a distribution to the holders of Class A ordinary shares of equal to or greater than $20.00 per share, 100% of the [Entity Number] SP Preferred Shares will automatically be exchanged for Class A ordinary shares of Masterworks [Entity Number] at an exchange rate of 1 to 1 in accordance with the A&R Operating Agreement prior to any distribution of funds to Class A ordinary shareholders of Masterworks [Entity Number] and no distributions shall be made in respect of the SP Preferred Shares so exchanged.

(c) Upon any exchange pursuant to clause (a) or (b) above,, the SP Preferred Shares so exchanged, shall be immediately disposed of and shall no longer constitute outstanding share capital of the Company.

6. Miscellaneous.

(a) The [Entity Number] SP Preferred Shares shall be perpetual unless exchanged in accordance herewith.